UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter 2019 Results,” dated August 6, 2019.

Exhibit

1.	Press Release dated August 6, 2019

Textainer Group Holdings Limited

Reports Second-Quarter 2019 Results

HAMILTON, Bermuda – (BUSINESS WIRE) – August 6, 2019 –Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the second-quarter ended June 30, 2019.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q2 2019	Q1 2019	Q2 2018
Lease rental income (1)	$155,110	$155,526	$149,203
Gain on sale of owned fleet containers, net	$5,404	$6,767	$11,403
Income from operations	$45,918	$58,700	$52,280
Net income attributable to Textainer Group Holdings Limited common shareholders	$314	$17,050	$17,506
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.01	$0.30	$0.30
Adjusted net income (2)	$9,006	$22,442	$17,731
Adjusted net income per diluted common share (2)	$0.16	$0.39	$0.31
Adjusted EBITDA (2)	$114,745	$118,129	$109,140
Average fleet utilization	97.9%	98.3%	97.9%
Total fleet size at end of period (TEU)	3,601,681	3,410,710	3,354,085
Owned percentage of total fleet at end of period	80.9%	79.5%	75.7%

(1)	“Lease rental income” includes both owned and managed fleet lease rental income. See note (a) within the attached Condensed Consolidated Statements of Comprehensive Income.

(2)

“Adjusted net income” and “Adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in section “Reconciliation of GAAP financial measures to non-GAAP financial measures” below. Section “Reconciliation of GAAP financial measures to non-GAAP financial measures” provides certain qualifications and limitations on the use of Non-GAAP Measures.

•	Lease rental income of $155.1 million for the second quarter, as compared to $155.5 million in the first quarter of 2019;
•	Adjusted net income of $9.0 million for the second quarter, or $0.16 per diluted common share, as compared to $22.4 million, or $0.39 per diluted common share in the first quarter of 2019;
•	Adjusted EBITDA of $114.7 million for the second quarter;
•	Amended the existing $1.2 billion warehouse facility on July 29, 2019 to reduce pricing by 15 basis points and extend tenor by three years, improving capital structure and financial flexibility;
•	Utilization averaged 97.9% for the second quarter, as compared to 98.3% for the first quarter of 2019; and
•	Container investments of approximately $440 million during the second quarter, for a total of $640 million delivered during the first half of the year.

“In the second quarter we maintained stable lease rental income of $155.1 million and adjusted EBITDA of $114.7 million.  While the overall market remained muted, we proactively helped some valued customers replace portions of their aging fleet with favorably priced new equipment at attractive yields and terms for Textainer. During the first six months of the year, our capex was $640 million as we leveraged these mutually beneficial opportunities in an otherwise slow and mostly unappealing market. Our remaining uncommitted inventory has remained stable for the quarter and is at an appropriate level for the current market conditions,” stated Olivier Ghesquiere, President and Chief Executive Officer of Textainer Group Holdings Limited.

Ghesquiere continued, “Unfortunately, our adjusted net income for the second quarter was negatively affected by container impairment and bad debt expense of $9.1 million and $3.3 million, respectively, related to a non-performing lessee. This lessee had a longstanding relationship with Textainer and was profitable until information about alleged financial misappropriation emerged this quarter, leading to sudden operating disruptions and payment problems. The lessee is currently undergoing a restructuring program, involving a government-controlled entity with a track record of asset management activities, that may return it to normal operating performance. Nonetheless, we have established reserves for potential losses while actively seeking the return of containers. Additional impairments from these containers, if any, would be covered by our insurance policy and will not further impact our future financial performance. Excluding the impact of these charges for this non-performing lessee, adjusted net income would have totaled $21.4 million, relatively stable compared to the first quarter.”

Ghesquiere concluded, “We expect container demand to remain muted during the third quarter, while the outlook for the fourth quarter remains uncertain pending global economic activity levels and developments in the ongoing trade disputes. However, the fundamentals of our business remain positive, and we are encouraged by the limited new container orders and recent factory shutdowns, high utilization across the industry, and favorable container resale environment. We remain disciplined on lease yields and will continue to deploy capital in the current operating environment only when the right opportunities arise. We will also continue to normalize our costs and keep our balance sheet well-positioned to capitalize on potential market opportunities.”

Second-Quarter Results

Lease rental income was relatively flat with a decrease of $0.4 million from the first quarter of 2019, which included a slight reduction in utilization. Lease rental income increased $5.9 million from the second quarter of 2018 resulting from an increase in fleet size.

Gain on sale of owned fleet containers, net, decreased $1.4 million and $6.0 million from the first quarter of 2019 and second quarter of 2018, respectively, and included a reduction in the average gain per container sold. On the other hand, trading container margin increased $0.8 million and $3.3 million from the first quarter of 2019 and second quarter of 2018, respectively, due to an increase in both per unit margin and sales volume.

Direct container expense – owned fleet, decreased $0.9 million and $2.7 million compared to the first quarter of 2019 and second quarter of 2018, respectively, primarily from a reduction in repositioning expense and maintenance expense.

General and administrative expense decreased $0.4 million and $1.3 million from the first quarter of 2019 and second quarter of 2018, respectively, primarily resulting from a decrease in compensation costs and professional fees.

Container impairment included a $9.1 million write-off for the estimated unrecoverable containers held by a non-performing lessee. Bad debt expense included $3.3 million to fully reserve for the same lessee.

Unrealized loss on interest rate swaps, collars and caps, net, was $10.1 million for the quarter, resulting from a decrease in the forward LIBOR curve at the end of the quarter which reduced the value of our interest rate derivatives. This is a non-cash loss that flows through our net income as we have elected not to designate our derivative instruments under hedge accounting. Textainer manages interest rate risk on a portion of its floating rate debt by entering into interest rate derivatives. Our hedging policy lessens volatility from our effective interest rate. Textainer intends to hold the underlying hedges until maturity.

Conference Call and Webcast

A conference call to discuss the financial results for the second quarter 2019 will be held at 5:00 pm EDT on Tuesday, August 6, 2019. The dial-in number for the conference call is 1-877-407-9039 (U.S. & Canada) and 1-201-689-8470 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 3.5 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of almost 140,000 containers per year for the last five years to more than 1,500 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 independent depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) currently non-performing lessee returning to normal operating performance; (ii) additional impairment from the non-performing lessee, if any, would be covered by insurance and will not further impact our future financial performance; and (iii) global container demand will remain muted during the third quarter while the outlook for the fourth quarter remains uncertain pending global economic activity levels and developments in the ongoing trade disputes. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2019.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2019		2018		2019		2018
Revenue:
Lease rental income - owned fleet		$129,306		$121,583		$258,279		$241,805
Lease rental income - managed fleet (a)		25,804		27,620		52,357		56,024
Lease rental income		155,110		149,203		310,636		297,829

Management fees - non-leasing (a)		1,940		2,470		4,241		4,285

Trading container sales proceeds (b)		15,527		3,157		28,827		5,558
Cost of trading containers sold (b)		(12,170)		(3,111)		(22,902)		(5,216)
Trading container margin		3,357		46		5,925		342

Gain on sale of owned fleet containers, net (b)		5,404		11,403		12,171		18,030

Operating expenses:
Direct container expense - owned fleet		10,786		13,454		22,433		27,150
Distribution to managed fleet container investors (a)		23,737		25,531		48,217		51,762
Depreciation expense		61,667		57,793		122,611		114,127
Container impairment		10,918		938		11,718		1,770
Amortization expense		493		958		1,095		2,780
General and administrative expense (c)		9,444		10,778		19,274		21,178
Bad debt expense, net		3,689		1,390		3,848		783
Gain on insurance recovery and legal settlement		(841)		-		(841)		-
Total operating expenses		119,893		110,842		228,355		219,550
Income from operations		45,918		52,280		104,618		100,936
Other (expense) income:
Interest expense		(38,213)		(34,513)		(75,729)		(66,132)
Interest income		729		404		1,367		707
Realized gain on interest rate swaps, collars and caps, net		1,095		1,499		2,539		2,683
Unrealized (loss) gain on interest rate swaps, collars and caps, net		(10,099)		(37)		(15,837)		2,226
Other, net		—		(2)		—		—
Net other expense		(46,488)		(32,649)		(87,660)		(60,516)
Loss (income) before income tax and noncontrolling interests		(570)		19,631		16,958		40,420
Income tax benefit (expense)		221		(926)		(152)		(1,486)
Net (loss) income		(349)		18,705		16,806		38,934
Less: Net loss (income) attributable to the noncontrolling interests	663		(1,199)		558		(2,710)
Net income attributable to Textainer Group Holdings Limited common shareholders	$314		$17,506		$17,364		$36,224
Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.01		$0.31		$0.30		$0.63
Diluted	$0.01		$0.30		$0.30		$0.63
Weighted average shares outstanding (in thousands):
Basic	57,500		57,121		57,488		57,110
Diluted	57,576		57,441		57,578		57,487
Other comprehensive (loss) income:
Foreign currency translation adjustments		(40)		(95)		67		11
Comprehensive (loss) income		(389)		18,610		16,873		38,945
Comprehensive loss (income) attributable to the noncontrolling interests		663		(1,199)		558		(2,710)
Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$274		$17,411		$17,431		$36,235

(a)

Management fees for managed fleet leasing revenue for the periods ended June 30, 2018 have been reclassified to present the gross amount of revenue and expense under separate line items “lease rental income – managed fleet” and “distribution to managed fleet container investors” to conform with the 2019 presentation. Management fees - non-leasing include acquisition fees and sales commission earned on the managed fleet.

(b)	Amounts for the periods ended June 30, 2018 have been reclassified to conform with the 2019 presentation.

(c)

Amounts for the periods ended June 30, 2018 have been reclassified out of the separate line items “short term incentive compensation expense” and “long term incentive compensation expense” and included within “general and administrative expense” to conform with the 2019 presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2019 and December 31, 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$148,803	$137,298
Accounts receivable, net of allowance for doubtful accounts of $8,451 and $5,729, respectively (a)	134,382	134,225
Net investment in direct financing and sales-type leases	37,704	39,270
Container leaseback financing receivable	10,894	-
Trading containers	27,149	40,852
Containers held for sale	26,708	21,874
Prepaid expenses and other current assets (a)	13,731	23,139
Due from affiliates, net	1,763	1,692
Total current assets	401,134	398,350
Restricted cash	95,201	87,630
Containers, net of accumulated depreciation of $1,380,661 and $1,322,221, respectively	4,236,358	4,134,016
Net investment in direct financing and sales-type leases	197,429	127,790
Container leaseback financing receivable	217,069	-
Fixed assets, net of accumulated depreciation of $11,874 and $11,525, respectively	1,970	2,066
Intangible assets, net of accumulated amortization of $44,361 and $43,266, respectively	6,289	7,384
Interest rate swaps, collars and caps	1,060	5,555
Deferred taxes	2,089	2,087
Other assets	15,049	3,891
Total assets	$5,173,648	$4,768,769
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses (a)	$23,000	$27,297
Container contracts payable	328,601	42,710
Other liabilities	2,202	219
Due to container investors, net (a)	22,880	30,672
Debt, net of unamortized deferred financing costs of $6,362 and $5,738, respectively	194,812	191,689
Total current liabilities	571,495	292,587
Debt, net of unamortized deferred financing costs of $22,070 and $22,248, respectively	3,292,651	3,218,138
Interest rate swaps, collars and caps	14,981	3,639
Income tax payable	9,774	9,570
Deferred taxes	6,955	7,039
Other liabilities	25,464	1,805
Total liabilities	3,921,320	3,532,778
Equity:
Textainer Group Holdings Limited shareholders' equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; 58,076,518 shares issued and 57,446,518 shares outstanding at 2019; 58,032,164 shares issued and 57,402,164 shares outstanding at 2018	581	581
Treasury shares, at cost, 630,000 shares	(9,149)	(9,149)
Additional paid-in capital	408,291	406,083
Accumulated other comprehensive loss	(369)	(436)
Retained earnings	827,098	809,734
Total Textainer Group Holdings Limited shareholders’ equity	1,226,452	1,206,813
Noncontrolling interests	25,876	29,178
Total equity	1,252,328	1,235,991
Total liabilities and equity	$5,173,648	$4,768,769

(a) Certain amounts for the year ended December 31, 2018 have been reclassified to present the gross amounts of accounts receivable, prepaid expenses, accounts payable and accrued expenses arising from the managed fleet instead of the net presentation.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2019	2018
Cash flows from operating activities:
Net income	$16,806	$38,934
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	122,611	114,127
Container impairment	11,718	1,770
Bad debt expense, net	3,848	783
Unrealized loss (gain) on interest rate swaps, collars and caps, net	15,837	(2,226)
Amortization and write-off of unamortized deferred debt issuance costs and accretion of bond discounts	3,875	4,381
Amortization of intangible assets	1,095	2,780
Gain on sale of owned fleet containers, net	(12,171)	(18,030)
Gain on insurance recovery and legal settlement	(841)	—
Share-based compensation expense	2,115	3,024
Changes in operating assets and liabilities	48,216	12,333
Total adjustments	196,303	118,942
Net cash provided by operating activities	213,109	157,876
Cash flows from investing activities:
Purchase of containers and fixed assets	(336,153)	(459,970)
Proceeds from sale of containers and fixed assets	70,591	73,452
Net cash used in investing activities	(265,562)	(386,518)
Cash flows from financing activities:
Proceeds from debt	550,634	870,750
Principal payments on debt	(472,667)	(626,331)
Debt issuance costs	(3,854)	(3,010)
Dividends paid to noncontrolling interest	(2,744)	(1,996)
Issuance of common shares upon exercise of share options	93	25
Net cash provided by financing activities	71,462	239,438
Effect of exchange rate changes	67	11
Net increase in cash, cash equivalents and restricted cash	19,076	10,807
Cash, cash equivalents and restricted cash, beginning of the year	224,928	237,569
Cash, cash equivalents and restricted cash, end of the period	$244,004	$248,376

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2019 and 2018

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (c)  below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2019 and 2018, including:

(a)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized gain on interest rate swaps, collars and caps, net, unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery and legal settlement, income tax expense, net income attributable to the noncontrolling interests (“NCI”), depreciation expense, container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)

net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery and legal settlement, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(c)

net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized loss (gain) on interest rate swaps, collars and caps, net, gain on insurance recovery and legal settlement, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized loss (gain) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized loss (gain) on interest rate swaps, collars and caps, net, is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•

Although depreciation expense and container impairment are a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$314	$17,506	$17,364	$36,224
Adjustments:
Unrealized loss (gain) on interest rate swaps, collars and caps, net	10,099	37	15,837	(2,226)
Gain on insurance recovery and legal settlement	(841)	—	(841)	—
Impact of reconciling items on income tax (benefit) expense	(89)	—	(146)	22
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(477)	188	(765)	719
Adjusted net income	$9,006	$17,731	$31,449	$34,739
Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.01	$0.30	$0.30	$0.63
Adjustments:
Unrealized loss (gain) on interest rate swaps, collars and caps, net	0.18	—	0.28	(0.04)
Gain on insurance recovery and legal settlement	(0.02)	—	(0.02)	—
Impact of reconciling items on income tax (benefit) expense	—	—	—	—
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(0.01)	0.01	(0.01)	0.01
Adjusted net income per diluted common share	$0.16	$0.31	$0.55	$0.60

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$314	$17,506	$17,364	$36,224
Adjustments:
Interest income	(729)	(404)	(1,367)	(707)
Interest expense	38,213	34,513	75,729	66,132
Realized gain on interest rate swaps, collars and caps, net	(1,095)	(1,499)	(2,539)	(2,683)
Unrealized loss (gain) on interest rate swaps, collars and caps, net	10,099	37	15,837	(2,226)
Gain on insurance recovery and legal settlement	(841)	—	(841)	—
Income tax (benefit) expense	(221)	926	152	1,486
Net (loss) income attributable to the noncontrolling interests	(663)	1,199	(558)	2,710
Depreciation expense	61,667	57,793	122,611	114,127
Container impairment	10,918	938	11,718	1,770
Amortization expense	493	958	1,095	2,780
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(3,410)	(2,827)	(6,327)	(5,220)
Adjusted EBITDA	$114,745	$109,140	$232,874	$214,393

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2019

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer